Exhibit 99.3
Sify Technologies Limited
Regd. Office: TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai,
Taramani, Chennai 600 113, India.

To the holders of our American Depositary Shares	September 1, 2010
On behalf of your Board of Directors and your management, I cordially invite you to attend our Fourteenth Annual General Meeting of the stockholders. It will be held on Monday, September 27, 2010 beginning at 11.00 A.M. at our Registered Office located at TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
At the Annual General Meeting, you will be requested to consider and approve Ordinary Business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, Auditors’ Report and Directors’ Report for the year ended March 31, 2010, as well as appointment of Directors and appointment of Accountants.
In addition to Ordinary Business matters, you will be requested to consider and approve Six Special Business matters. We are seeking your approval for:
•	the reappointment of Mr Ananda Raju Vegesna as the Executive Director of the Company for a further period of five years with no remuneration,
•	enhancing the Borrowing Powers of the Company,
•	authorising the Directors to create security on the assets of the Company,
•	enhancing the Authorised Share Capital of the Company,
•	amending the Capital Clause of the Memorandum of Association of the Company, and
•	issue of shares to the Promoter Group Companies on private placement.
The Ordinary Business matters (Item No. 1 to 4) and Special Business matters (Item No. 6 to 9) of the Notice are Ordinary Resolutions requiring the approval of a majority of the equity shareholders present in person or by proxy at the Annual General Meeting. The matters set forth in Item No.5 & 10, are Special Resolution. Under the Indian Companies Act, a Special Resolution must be approved by a number of votes, which is not less than three times the number of votes against the Special Resolution.
You are requested to read carefully the accompanying Notice of the Annual General Meeting and the Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the Annual General Meeting and the resolutions proposed.
The Board of Directors recommends that you approve each of these resolutions.
The Board of Directors has fixed the close of business on September 1, 2010 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting instruction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to Citibank N.A., New York, the Depositary, regarding the voting of the equity shares underlying your ADRs.
Yours very truly
Raju Vegesna
Chairman, Managing Director & CEO